                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 333-59616

                                     Date: August 13, 2001

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (7) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (8) changes in the U.S. and foreign legal and regulatory framework; and
(9) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

     The following is a news release issued by First Union Corporation and Wachovia Corporation relating to Federal Reserve Board approval:

Monday,
August 13, 2001

                                  Media Contact:
                                  First Union: Betsy Weinberger     704-715-4539
                                  Wachovia:    Ed Hutchins          336-732-4200
                                               Jay Reed             336-732-5855

                                  Investor Contact:
                                  First Union: Alice Lehman         704-374-4139
                                  Wachovia:    Robert S. McCoy Jr.  336-732-5926
                                               Marsha L. Smunt      336-732-5788



                        FIRST UNION AND WACHOVIA RECEIVE
                        --------------------------------
                       FEDERAL RESERVE APPROVAL ON MERGER
                       ----------------------------------

  Final Major Hurdle in Merger Process Cleared Following Shareholder Approvals

CHARLOTTE, N.C. and WINSTON, SALEM, N.C. - First Union Corporation (NYSE:FTU) and Wachovia Corporation (NYSE:WB) announced today that the Federal Reserve Board has approved the application for the First Union-Wachovia merger of equals.

"We are extremely pleased to have received this approval from the Federal Reserve, which represents the final major hurdle in the merger process," said L.M. Baker Jr., Wachovia chairman and chief executive officer, and chairman of the new Wachovia. "We look forward to closing the merger and building a premier financial services organization. The new Wachovia will be the nation's fourth largest bank holding company with a strong presence in 11 states and Washington, D.C., a nationwide brokerage operation, great opportunities in growth businesses such as wealth management and capital markets, and best-in-class products and services for all customers."

"We are confident that our integration efforts, which will be disciplined and unhurried, will bring together our two strong companies with superior customer service as the bedrock," said G. Kennedy Thompson, First Union chairman and chief executive officer, and chief executive of the new Wachovia. "We look forward to the creation of the new Wachovia."

The companies anticipate closing the transaction in early September, after final certification of the Wachovia shareholder vote and a mandatory 15-day waiting period following the Federal Reserve approval.

First Union and Wachovia announced their intention to merge in April. First Union shareholders overwhelmingly supported the merger in their vote July 31. Preliminary results of the Aug. 3 Wachovia shareholder vote indicate that shareholders voted in favor of the merger by a significant margin. A final certification of the vote is expected in the near future.

First Union (NYSE:FTU), with $246 billion in assets and stockholders' equity of $16 billion at June 30, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states. Online banking and brokerage products and services can be accessed through www.firstunion.com.
------------------

Wachovia (NYSE:WB) is a major interstate financial holding company offering banking and financial services to individuals primarily in Florida, Georgia, North Carolina, South Carolina and Virginia and to corporations and institutions throughout the United States and globally. Wachovia Corporation is headquartered in Atlanta and Winston-Salem, N.C., and had assets of $74.8 billion at June 30, 2001. Wachovia's Web site is located at www.wachovia.com.
                                        ----------------

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (7) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (8) changes in the U.S. and foreign legal and regulatory framework; and (9) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

The following is a news release issued by First Union Corporation and Wachovia Corporation relating to regulatory divestitures:

[LOGO OF FIRST UNION]                                         [LOGO OF WACHOVIA]

                                Media Contacts:
August 13, 2001                 First Union: Laurie Hedrick        704-374-3465
                                Wachovia: Ed Hutchins              336-732-4200
                                National Commerce: Eileen Sarro    919-683-7642
                                First Bancorp: James H. Garner     910-576-6171

                                Investor Contacts:

                                First Union: Alice Lehman          704-374-4139
                                Wachovia: Robert S. McCoy Jr.      336-732-5926
                                National Commerce: Sheldon Fox     901-523-3656

FIRST UNION AND WACHOVIA ANNOUNCE BUYERS OF ALL REQUIRED DIVESTITURES FOR
-------------------------------------------------------------------------
REGULATORY APPROVAL OF MERGER
-----------------------------

National Commerce Financial Corporation and First Bancorp to
------------------------------------------------------------
Acquire a Total of 38 First Union and Wachovia Branches
-------------------------------------------------------

CHARLOTTE, N.C. and WINSTON-SALEM, N.C. - First Union Corporation (NYSE:FTU) and Wachovia Corporation (NYSE:WB) announced today that they have signed a definitive agreement with National Commerce Financial Corporation (NYSE:NCF) for the sale of 37 First Union and Wachovia branches in North Carolina, South Carolina, Georgia and Virginia. First Union also announced that it has entered into an agreement with First Bancorp (Nasdaq:FBNC) for the sale of one First Union branch in Salisbury, N.C.

The sale of the branches is part of the merger approval process to meet the Federal Reserve Board's and the U.S. Department of Justice's antitrust guidelines for the pending merger of equals between First Union and Wachovia. First Union shareholders approved the merger July 31. Based on preliminary voting results, Wachovia shareholders approved the merger Aug. 3, and the companies are awaiting certification of the Wachovia shareholder vote. The companies announced earlier today that the Federal Reserve Board has approved their merger application.

Branches acquired by National Commerce Financial in North Carolina and South Carolina will operate under the name Central Carolina Bank, and locations in Virginia and Georgia will take on the National Bank of Commerce name. Both banks are subsidiaries of National Commerce Financial Corporation.

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National Commerce and First Bancorp to Acquire 38 First Union and Wachovia
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Branches - page 2
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The 38 First Union and Wachovia branches represent approximately $1.5 billion in deposits. The sales include deposits, loans and related premises and equipment and are contingent upon completion of the merger between First Union and Wachovia. National Commerce Financial and First Bancorp will offer employment to branch personnel.

"We were committed to finding buyers that best suited the needs of our customers, employees and communities," said Ben Jenkins, First Union vice chairman and head of General Banking for the new Wachovia. "National Commerce and First Bancorp have strong reputations that met our criteria, and I feel confident that customers will experience little or no disruption as a result of this transition."

Customers of these branches will begin to receive information shortly about the transition process and do not need to do anything at this time.

National Commerce Financial is acquiring the following branches:


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Market                  Current Company        Branch Name               Address
--------------------------------------------------------------------------------------------------
Savannah, Ga.           First Union            Wilmington Island         319 Johnny Mercer
                                                                         Drive
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                        First Union            Johnson Square            2 E. Bryan Street
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                        First Union            Victory Drive             2225 East Victory
                                                                         Drive
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Arden, N.C.             First Union            Arden                     2397 Hendersonville
                                                                         Road
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Asheville, N.C.         First Union            Smoky Park Highway        159 Smoky Park
                                                                         Highway
--------------------------------------------------------------------------------------------------
                        First Union            West Asheville            700 Haywood Road
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                        First Union            East Asheville            771 Tunnel Road
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                        First Union            Biltmore                  One Angle Street
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                        First Union            North Asheville           711 Merrimon Ave.
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Bedford, Va.            Wachovia               Bedford                   115 W. Main Street
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Black Mountain, N.C.    First Union            Black Mountain Main       200 Highway 9
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Canton, N.C.            First Union            Canton                    101 Main Street
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Chilhowie, Va.          Wachovia               Chilhowie                 119 Lee Highway
--------------------------------------------------------------------------------------------------
Elizabeth City, N.C.    First Union            West Ehringhaus           1404 W. Ehringhaus
                                                                         Street
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National Commerce and First Bancorp to Acquire 38 First Union and Wachovia
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Branches - page 3
-----------------

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Market                    Current                    Branch Name                Address
                          Company
--------------------------------------------------------------------------------------------------
Hardy, Va.                Wachovia               Smith Mountain Lake        13264 Booker T.
                                                                            Washington
                                                                            Highway
--------------------------------------------------------------------------------------------------
Hendersonville, N.C.      First Union            Eastgate                   1452 7th Avenue
                                                                            East
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                          First Union            Hendersonville Main        222 S. Main Street
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                          First Union            North Hills                1321 Asheville
                                                                            Highway
--------------------------------------------------------------------------------------------------
Morganton, N.C.           First Union            Morganton Main             300 North Green
                                                                            Street
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                          First Union            South Sterling             612 S. Sterling Street
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North Wilkesboro, N.C.    First Union            North Wilkesboro Main      924 B. Main Street
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Roanoke, Va.              Wachovia               Towers Mall                670 Brandon Ave
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                          Wachovia               Franklin Plaza             111 Franklin Road
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                          Wachovia               Crossroads Mall            1315 Hershberger
                                                                            Road North
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                          Wachovia               Cave Springs               4110 Brambleton
                                                                            Ave SW
--------------------------------------------------------------------------------------------------
                          Wachovia               460 East                   3565 Orange Ave
                                                                            NE
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Salem, Va.                Wachovia               West Salem                 1395 W. Main Street
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Sylva, N.C.               First Union            Sylva Main                 624 W. Main Street
--------------------------------------------------------------------------------------------------
Walkertown, N.C.          First Union            Walkertown Main            2780 Old Hollow
                                                                            Road
--------------------------------------------------------------------------------------------------
Walnut Cove, N.C.         First Union            Walnut Cove Main           234 S. Main St.
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Waynesville, N.C.         Wachovia               Waynesville Main           135 N. Main Street
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Weaverville, N.C.         First Union            Weaverville                160 Weaver Blvd.
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Winston-Salem, N.C.       First Union            First Stratford            101 S. Stratford Road
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                          First Union            Ogburn Station             4306 N. Liberty Street
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                          First Union            Silas Creek Crossing       3288 Silas Creek
                                                                            Parkway
--------------------------------------------------------------------------------------------------
                          First Union            Reynolda Manor             2801 Reynolda Road
--------------------------------------------------------------------------------------------------
York, S.C.                First Union            York Main                  12 N. Congress Street
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First Bancorp is acquiring the First Union West Innes office, located at 215 West Innes Street in Salisbury. It will operate under the First Bank name.

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National Commerce and First Bancorp to Acquire 38 First Union and Wachovia
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Branches - page 4
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First Union (NYSE:FTU), with $246 billion in assets and stockholders' equity of $16 billion at June 30, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states. Online banking products and services can be accessed through.

Wachovia (NYSE:WB) is a major interstate financial holding company offering banking and financial services to individuals primarily in Florida, Georgia, North Carolina, South Carolina and Virginia and to corporations and institutions throughout the United States and globally. Wachovia Corporation is headquartered in Atlanta and Winston-Salem, N.C., and had assets of $74.8 billion at June 30, 2001. Wachovia's Web site is located at www.wachovia.com.
                                        ----------------

National Commerce Financial (NYSE:NCF) has $18 billion in assets and nearly 400 locations in nine southeastern states. Memphis, Tenn.-based NCF has its operations headquarters in Durham, N.C., and is a sales and marketing organization that delivers select financial and consulting services through a national network of banking affiliates and non-banking affiliates.

First Bancorp (Nasdaq:FBNC) is a bank holding company with $1.1 billion in assets based in Troy, N.C. Its principal activity is the ownership and operation of First Bank, a state-chartered bank that operates 43 branch offices in a fifteen county market area centered in the central piedmont region of North Carolina.

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions.

These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;
(2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business

                                    --MORE--

National Commerce and First Bancorp to Acquire 38 First Union and Wachovia
--------------------------------------------------------------------------
Branches - page 5
-----------------

disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (7) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (8) changes in the U.S. and foreign legal and regulatory framework; and (9) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information

Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction between First Union and Wachovia and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

                                     --END--